American Marketplace Capital Corporation

90 Madison Street, Suite 303

Denver, Colorado 80206

(303) 997-9010

January 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	American Marketplace Capital Corporation
Application for Withdrawal of Registration Statement on Form 10-12G
File No. 000-56514

Ladies and Gentlemen:

American Marketplace Capital Corporation (the “Company”), hereby respectfully requests the withdrawal, effective immediately of the Company’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2023, together with the exhibit thereto (collectively, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Company is in the process of responding to oral comments made by the Commission staff on January 12, 2024.

The Company intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

No securities were issued or sold pursuant to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

Should you have any questions or comments regarding the foregoing, please contact our counsel, Owen Pinkerton of Eversheds Sutherland (US) LLP, at (202) 383-0262.

Sincerely,

American Marketplace Capital Corporation

By:	/s/ Anthony Bosch
Name:	Anthony Bosch
Title:	President and Treasurer

cc:	Owen Pinkerton, Eversheds Sutherland (US) LLP